UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*
Kirkland’s, Inc.

(Name of Issuer)
Common Stock, no par value per share

(Title of Class of Securities)
497498 10 5

(CUSIP Number)
Carl Turner Kirkland
431 Smith Lane
Jackson, Tennessee 38301

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
December 7, 2009

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	497498 10 5	Page	2	of	4 Pages
SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Carl Turner Kirkland

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		2,607,862*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,607,862*

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,607,862*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.2%

14	TYPE OF REPORTING PERSON

IN
*Includes options to purchase 20,000 shares of Common Stock which are exercisable within 60 days of December 7, 2009.

CUSIP No.	497498 10 5	Page	3	of	4 Pages
SCHEDULE 13D
     This Amendment No. 4 (this “Amendment No. 4”) to Schedule 13D amends the statement of beneficial ownership on Schedule 13D filed on September 22, 2008, by and on behalf of Carl Turner Kirkland (“Mr. Kirkland”) with respect to the common stock, no par value per share (the “Common Stock”), of Kirkland’s, Inc, as subsequently amended by Amendment No. 1 filed on May 7, 2009, Amendment No. 2 filed on May 22, 2009, and Amendment No. 3 filed October 13, 2009 (as so amended, the “Schedule 13 D”).

 Item 1.  Security and Issuer.
     No change.
Item 2.  Identity and Background.
     No change.
Item 3.  Source and Amount of Funds or Other Consideration.
     No change.
Item 4.  Purpose of Transaction.
     Item 4 of Schedule 13D is hereby amended by adding the following at the end thereof:
     On April 23, 2009, Mr. Kirkland entered into a plan to sell shares of the Common Stock. All of the shares subject to sale under that plan were sold and the plan expired. On October 31, 2009, Mr. Kirkland entered into a new plan to sell shares of the Common Stock. Under the terms of these plans, adopted in compliance with Rule 10b5-1 of the Securities Exchange Act of 1934, Mr. Kirkland sold 568,900 shares of Common Stock between October 13, 2009 and December 10, 2009.
Item 5.  Interest in Securities of the Issuer.
     Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
(a)	The Reporting Person beneficially owns an aggregate of 2,607,862 shares of Common Stock, representing 13.2% of the outstanding shares of Common Stock (based, as to the number of outstanding shares, upon the Issuer’s Form 10-Q filed on September 9, 2009), including options to purchase 20,000 shares of Common Stock which are exercisable within 60 days of December 7, 2009.

(b)	The Reporting Person has the sole right to vote, or direct the vote, and sole power to dispose of, or direct the disposition of, the 2,607,862 shares of Common Stock owned by the Reporting Person.

(c)	The Reporting Person sold the following shares of Common Stock in the open market pursuant to the terms of the 10b5-1 trading plan:

CUSIP No.	497498 10 5	Page	4	of	4 Pages

Date	Number of Shares Sold	Price Per Share
10/13/2009	5,000	$14.8611	(1)
10/14/2009	1,200	$14.9400
10/15/2009	27,400	$14.9813	(2)
11/20/2009	85,300	$15.3377	(3)
11/23/2009	50,000	$16.1453	(4)
11/24/2009	1,000	$16.1510	(5)
12/2/2009	24,000	$15.7665	(6)
12/4/2009	2,800	$15.8122	(7)
12/7/2009	10,200	$15.8015	(8)
12/8/2009	28,000	$15.8036	(9)
12/9/2009	34,000	$15.8001	(10)
12/10/2009	300,000	$16.4862	(11)

(1)	Represents the weighted average sales price for price increments ranging from $14.85 to $14.885.

(2)	Represents the weighted average sales price for price increments ranging from $14.90 to $15.04.

(3)	Represents the weighted average sales price for price increments ranging from $15.00 to $15.61.

(4)	Represents the weighted average sales price for price increments ranging from $16.00 to $16.57.

(5)	Represents the weighted average sales price for price increments ranging from $16.15 to $16.16.

(6)	Represents the weighted average sales price for price increments ranging from $15.75 to $15.90.

(7)	Represents the weighted average sales price for price increments ranging from $15.80 to $15.83.

(8)	Represents the weighted average sales price for price increments ranging from $15.80 to $15.83.

(9)	Represents the weighted average sales price for price increments ranging from $15.80 to $15.83.

(10)	Represents the weighted average sales price for price increments ranging from $15.80 to $15.82.

(11)	Represents the weighted average sales price for price increments ranging from $15.80 to $17.00.
(d)	Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 2,607,862 shares of Common Stock owned by the Reporting Person.

(e)	Not applicable.
Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.
     No change.
Item 7. Materials to be Filed as Exhibits.
     None.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Dated: December 11, 2009

CARL TURNER KIRKLAND
/s/ Carl T. Kirkland